UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12B-25

                           NOTIFICATION OF LATE FILING

                            SEC FILE NUMBER 000-30503


 (Check one): [ ] Form 10-K [ ] Form 20-F  [ ] Form 11-K [X]  Form 10-Q
              [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

              For Period Ended:     June 30, 2009

              [ ] Transition Report on Form 10-K

              [ ] Transition Report on Form 20-F

              [ ] Transition Report on Form 11-K

              [ ] Transition Report on Form 10-Q

              [ ] Transition Report on Form N-SAR

              For the Transition Period Ended:

    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

PANGEA PETROLEUM CORPORATION
-------------------------------------------------------------------------------
Full Name of Registrant

-------------------------------------------------------------------------------
Former Name if Applicable

3600 GESSNER, SUITE 220
-------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

HOUSTON, TEXAS  77063
-------------------------------------------------------------------------------
City, State and Zip Code


PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         | (a) The reason described in reasonable detail in Part III of
         |     this form could not be eliminated without unreasonable effort or
         |     expense
         |
         | (b) The subject annual report, semi-annual report, transition report
         |     on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
         |     portion thereof, will be filed on or before the fifteenth
   [X]   |     calendar day following the prescribed due date; or the subject
         |     quarterly report or transition report on Form 10-Q or subject
         |     distribution report on Form 10-D, or portion thereof, will be
         |     filed on or before the fifth calendar day following the
         |     prescribed due date; and
         |
         | (c) The accountant's statement or other exhibit required by Rule
         |     12b-25(c) has been attached if applicable.



PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Quarterly Report on Form 10-Q for the period ended June 30, 2009 within the prescribed time period without unreasonable effort and expense due to the unavailability of certain information that may materially affect the disclosure to be contained in the Report.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                RUSSELL IVY                      281          710-7103
--------------------------------------          ------         ---------
                   (Name)                    (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                                Yes [ ]   No [X]

     The new management of Registrant recently learned that near the beginning of January 2009 (at the direction of the old management of Registrant) a total of 25 million shares of the Registrant's common stock were issued to a third party services provider. This event required the filing of a Current Report on Form 8-K within four business days after its occurrence. No such Report was filed. Details as to this issuance were reported in Registrant's Annual Report on Form 10-K for fiscal 2008.

     On February 25, 2009, Registrant filed a Current Report on Form 8-K reporting on Registrant's acquisition of all of the outstanding common stock in San Diego Airmotive ("SDA"). Registrant believes that rules require it to have filed on or about May 11, 2009 an amendment to such Current Report on Form 8-K to include certain audited financial statements regarding SDA. No such Report was filed. Registrant expects to begin the process of the audit of the required audited financial statements in the near future.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                Yes [X]   No [ ]

              If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

With the inclusion of the financial results of San Diego Airmotive in Registrant's consolidated financial statements for the first and second quarters of 2009, Registrant expects its revenues will be approximately $300,000 greater than in the first and second quarters of 2008. At this time, Registrant is not in a position to estimate its profits or losses for the second quarter of 2009.

                              PANGEA PETROLEUM CORPORATION
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  August 17 , 2009          By:  /s/ Russell Ivy
                                       ---------------------------------------
                                       President & CEO
                                       (Principal Executive Officer)
                                       (Principal Financial and Accounting
                                       Officer)


                                   ATTENTION
   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 1001)